ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES

SECOND QUARTER 2022 FINANCIAL AND OPERATING RESULTS

Nashville, Tennessee and Vancouver, British Columbia - August 24, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (OTCQX: ASEPF) is pleased to announce its financial and operating results for the three and six months ended June 30, 2022 ("Q2 2022"). All amounts expressed in U.S. dollars unless otherwise stated.

Craig Perry, Chief Executive Officer, remarked: "The second quarter's strong results reflect increased production levels as a result of capital investments we have made over the past year.  Based on planned drilling activity through the final quarter, we anticipate achieving another significant increase in production by the close of 2022."

Q2 2022 Highlights

• Maintained average gross production of approximately 14,631 Boe/day for the three months ended June 30, 2022 (Net 13,195 Boe/day), an increase of 48% quarter over quarter and 227% year over year.

• Reported Net Income before Non-Controlling Interest of approximately $9.2 million for the three months ended June 30, 2022 (June 30, 2021 - $24.8 million loss).  Adjusted EBITDA1 of approximately $40.9 million for the same period (June 30, 2021 - $3.9 million).

• Successful repayment and reversion of the third development partnership ("DP3") that was formed during the fourth quarter of 2021, along with the concurrent closing of its fifth development partnership ("DP5") in April 2022.

• Closed a new asset backed securitization of certain producing oil and gas wells (the "ABS Facility") with an initial size of $80 million.  The ABS Facility charges interest at one-month LIBOR (with a 1.00% floor) plus 6%. As at June 30, 2022, approximately $75.8 million was outstanding on the ABS Facility.

• Paid monthly dividend of $0.03 per Subordinate Voting Share ($3.00 per Multiple Voting Share and $0.03 per Proportionate Voting Share) during each month of the second quarter of 2022.

The following table provides a reconciliation of Net Income/(Loss) before Non-Controlling Interest to Adjusted EBITDA:

	Three Months ended June 30, 2022	Three Months ended June 30, 2021	Six Months ended June 30, 2022	Six Months ended June 30, 2021
Net income/(loss) before non-controlling interest:	$9,221,988	$(24,751,922)	$(3,050,990)	$(32,978,534)
(+) Depletion and depreciation expense	9,782,846	2,861,427	14,381,822	6,706,427
(+) Finance and interest expense	15,487,958	4,224,249	26,036,921	5,760,290
(+) Stock based compensation expense	4,229,527	9,073,228	5,519,670	9,073,228
(+) Unrealized and realized (gains)/losses on commodity contracts	2,224,256	12,518,507	24,375,377	25,409,478
Adjusted EBITDA	$40,946,575	$3,925,489	$67,262,800	$13,970,889

1 This is a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section of this news release for further information and the detailed reconciliation to the most directly comparable measure under IFRS set out above.

2022 Objectives

Based on the current development plan, the Company anticipates bringing an additional 14 to 18 wells online during the second half of 2022. With the significant level of investment activity, the Company is on pace to realize a meaningful increase in its production profile from Q2 2022 levels throughout the balance of the year.

Q2 2022 was the Company's first full quarter of production from wells developed within its Webb County asset base. The well results in the Webb County acreage have exceeded expectations and development of those assets are expected to take increasing priority as the Company moves into 2023.

As previously announced, the Company is in the process of applying for a dual listing on the NASDAQ exchange. While not in its control, the Company continues to work toward completing this process by the end of Q3 2022. In the meantime, the Company anticipates resuming purchases under the approved Normal Course Issuer Bid, as the Board of the Company believes that the current share price fails to reflect the business's underlying value.

Alpine Summit's unaudited condensed interim consolidated financial statements and notes, as well as management's discussion and analysis for the three and six months ended June 30, 2022 will be available under the Company's issuer profile at "www.sedar.com" and "www.sec.gov/edgar", as well as on the Company's website at "www.alpinesummitenergy.com".

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Alec Sheaff, Director, Business Development and Investor Relations

Phone: 615.475.8320

Email: asheaff@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone: 403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements related to increased production, including the number of wells anticipated being brought online, the increased production profile and priority of the wells in the Webb County acreage, the NASDAQ listing, and resuming purchases under the NCIB.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the impact of the potential listing on the NASDAQ on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors, as well as the potential for Alpine Summit to fail to either meet the NASDAQ listing standards or ultimately be approved for listing by the NASDAQ; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Non-GAAP Financial Measures

Certain financial measures referred to in this news release are not measures recognized under IFRS and are referred to as non-GAAP financial measures. These non-GAAP measures do not have a standardized meaning and therefore may not be comparable with the calculation of similar measures by other companies. The non-GAAP financial measure included in this news release is "Adjusted EBITDA". This measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-GAAP financial measures are considered to be important factors that assist investors in assessing the Company's performance.

Adjusted EBITDA

Management uses Adjusted EBITDA to measure and track the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods. This measure includes net income/(loss) before non-controlling interest with the removal of commodity contract gains/losses and excludes other items which the Company views as "one-time" in nature in order to track the operating performance of the core business and non-cash income or expense items.

Oil and Gas Advisories

The term "boe" means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. "Boe/d" and "boepd" mean barrel of oil equivalent per day.